SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of June, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: June 21, 2006	By: /s/ Andrew Boulanger
Name: Andrew Boulanger
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated June 20, 2006

Exhibit 99.1

For Immediate Release

Bennett Environmental Inc. Announces Settlement with Ontario

Securities Commission

Agreement Does Not Include Penalty, Calls for Review of Disclosure

Practices

Oakville, Ontario, June 20, 2006 – Bennett Environmental Inc. (TSX:BEV, AMEX:BEL) announced today that the Ontario Securities Commission has approved a Settlement Agreement that resolves, fully and finally, the inquiry initiated on July 25, 2004.

Under the terms of the Agreement, the Company will not pay a penalty. It has agreed to retain an independent third party, approved by the OSC Staff, to review the Company’s disclosure and reporting practices and procedures as well as to implement any recommendations made by the independent third party and approved by Staff.

The OSC began an investigation following a Bennett Environmental announcement on July 22, 2004 that the Company did not expect to receive the quantity of contaminated soil from a New Jersey subcontract it had originally estimated in a June 2003 news release. On July 24, 2004, the Board of Directors formed a Special Committee of independent directors to investigate, among other things, the facts regarding the subcontract.

The Settlement Agreement does not resolve to the continuing OSC investigation of Bennett Environmental’s former Chairman, President and Chief Executive Officer John A. Bennett, former Chief Financial Officer Richard L. Stern, or Robert A. Griffiths, former Vice President, United States Sales. Mr. Bennett resigned as Chairman and the other two executives left the Company within a month of the creation of the Special Committee.

In recommending the Settlement Agreement, OSC Staff noted that Bennett Environmental, its employees and advisors “have been exceptionally cooperative with Staff at every stage and have assisted Staff in gathering the facts that gave rise to this proceeding” and that the Company’s “cooperation has assisted Staff in its review and analysis of the facts and has been instrumental in the expeditious resolution of this matter.”

David A. Williams, Chairman of the Board of Directors of Bennett Environmental, said: “The OSC approval of this Settlement Agreement concludes two years of extraordinary efforts by the Board and current senior management. From the outset, the Company cooperated fully in this matter. Over the past two years, led by the Board and management, the Company has transformed its corporate culture and operations. It has adopted a new Code of Conduct and Business Ethics and a separate Code that focuses on transactions with agencies of the United States government. The Company now has in place new management, new financial planning procedures and a new disclosure policy which will be evaluated by an independent expert approved by the Commission. All of these initiatives reflect the Company’s commitment to best business practices and to maintaining candid and constructive relationships with regulators and investors. We are pleased to put this matter behind us and to focus on the Company’s future.”

For more information about the settlement agreement between the Commission and Bennett Environmental, please visit the Commission’s website at http://www.osc.gov.on.ca.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high-temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the U.S. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Michael McSweeney, at the Oakville office at (905) 339-1540.